UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SANTARUS, INC.

(Name of Subject Company)

SANTARUS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

802817304

(CUSIP Number of Class of Securities)

Gerald T. Proehl

President and Chief Executive Officer

Santarus, Inc.

3611 Valley Centre Drive, Suite 400

San Diego, California 92130

(858) 314-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Scott N. Wolfe

Matthew T. Bush

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Santarus, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on December 3, 2013 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Willow Acquisition Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Salix Pharmaceuticals, Ltd., a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.0001 per share (collectively, the “Shares”), at a purchase price of $32.00 per Share, net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent, Salix Pharmaceuticals, Inc., a wholly owned subsidiary of Parent, and Purchaser with the SEC on December 3, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the text under the heading “Certain Litigation” with the following:

Certain Litigation.

“Following announcement of the Merger Agreement on November 7, 2013, eleven lawsuits were filed by plaintiffs who allegedly hold Shares, suing on behalf of themselves and on behalf of an alleged class of the Company’s public stockholders. Nine putative class action complaints have been filed in the Delaware Court of Chancery, under the following captions: Rodriguez v. Santarus, Inc., et al., No. 9074-VCP, filed November 12, 2013; Clark v. Santarus, Inc., et al., No. 9075-VCP, filed November 12, 2013; Potter v. Santarus, Inc., et al., No. 9084-VCP, filed November 14, 2013; Grignon v. Santarus, Inc., et al., No. 9092-VCP, filed November 15, 2013; Khalil v. Santarus, Inc., et al., No. 9093-VCP, filed November 15, 2013; King v. Santarus, Inc., et al., No. 9094-VCP, filed November 15, 2013; Korhonen v. Santarus, Inc., et al., No. 9095-VCP, filed November 15, 2013; Bongiovanni v. Santarus, Inc., et al., No. 9113-VCP, filed November 22, 2013; and Princen v. Santarus, Inc., et al., No. 9117-VCP, filed November 25, 2013. On December 9, 2013, plaintiff Imad Ahmad Khalil filed an amended complaint. On December 11, 2013, the Delaware Court of Chancery granted an order of consolidation and appointment of co-lead counsel, consolidating the nine Delaware actions for all purposes under the caption In re Santarus, Inc. Stockholders Litigation, Consolidated C.A. No. 9074-VCP (the “Delaware Action”) and designating the amended complaint as the operative complaint.

One putative class action complaint was filed on November 14, 2013, in the Superior Court of the State of California in the County of San Diego, under the caption Gerber v. Santarus, Inc., et al., No. 37-2013-00075419-CU-SL-CTL (the “California State Action”). On December 9, 2013, the Company filed a motion to stay the California State Action. On December 13, 2013, the plaintiff in the California State Action filed an amended complaint.

In addition, one putative class action complaint was filed on December 13, 2013, in the United States District Court for the Southern District of California, under the caption Clemons v. Santarus, Inc., et al., No. 13-CV-2995-BTM-BGS (the “California Federal Action”).

The complaints in the Delaware Action, California State Action and California Federal Action generally name as defendants the Company, members of the Company Board, Parent, Intermediary and Purchaser. In each case, plaintiffs generally allege that members of the Company Board breached their fiduciary duties to the Company’s stockholders; that the Merger Agreement involves an unfair price, an inadequate sales process and unreasonable deal protection devices that purportedly preclude competing offers; and that the disclosures regarding the Offer and Merger in the Solicitation/Recommendation on Schedule 14D-9 filed by the Company on December 3, 2013 are inadequate or misleading. The complaints further generally allege that the Company, Parent, Intermediary and Purchaser aided and abetted those alleged breaches of fiduciary duty by the other defendants. The complaint in the California Federal Action also adds alleged violations of certain sections of the Exchange Act. The plaintiffs seek injunctive relief, including enjoining or rescinding the merger, and an award of other unspecified attorneys’ and other fees and costs, in addition to other relief. The foregoing description is qualified in its entirety by reference to the complaints and the amended complaint, which are filed as Exhibits (a)(11)-(a)(23) to this Schedule 14D-9 and are incorporated herein by reference.

The outcome of these matters is uncertain and cannot be predicted with any certainty. An adverse judgment for monetary damages could have a material adverse effect on the operations and liquidity of the Company. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger. The Company believes that these actions have no merit and intends to defend vigorously against them.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(21)	Verified Class Action Amended Complaint of Imad Ahmad Khalil against the Company, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, David F. Hale, Michael E. Herman, Gerald T. Proehl, Ted W. Love, Kent Snyder, Parent, Intermediary and Purchaser, filed in the Court of Chancery of the State of Delaware, dated December 9, 2013 (incorporated by reference to Exhibit (a)(5)(N) to the Schedule TO).

(a)(22)	Amended Complaint of Jason Gerber against the Company, David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Parent, Intermediary and Purchaser, filed in the Superior Court of the State of California in the County of San Diego, dated December 13, 2013 (incorporated by reference to Exhibit (a)(5)(O) to the Schedule TO).

(a)(23)	Complaint of Harold Clemons against the Company, Parent, Intermediary, Purchaser, David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love and Kent Snyder, filed in the United States District Court for the Southern District of California, dated December 13, 2013 (incorporated by reference to Exhibit (a)(5)(P) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Santarus, Inc.

By:	/s/ Gerald T. Proehl
Name:	Gerald T. Proehl
Title:	President and Chief Executive Officer

Dated: December 16, 2013